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                              November 30, 2020

       Owen Hughes
       President and Cheif Executive Officer
       Cullinan Oncology, LLC
       One Main Street
       Suite 520
       Cambridge, MA 02142

                                                        Re: Cullinan Oncology,
LLC
                                                            Draft Regiistration
Statement on From S-1
                                                            Submitted November
2, 2020
                                                            CIK No. 377-03734

       Dear Mr. Hughes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed November 2, 2020

       Prospectus Summary
       Our Hub-and-Spoke Business Model, page 2

   1. Please revise your disclosure to provide more detail regarding why you believe the hub-
                                                        and-spoke business
model enables you to maintain an optimal capital structure, attract leading collaborators,
and promotes asset flexibility. Your discussion should include mention of the
segregation of assets and liabilities, dividend or revenue sharing structure between Cullinan
Management and the operating subsidiaries, and any agreements in place between Cullinan
Management and the operating subsidiaries regarding shared
                                                        services and oversight
responsibilities, each to the extent relevant.
 Owen Hughes
FirstName LastNameOwen
Cullinan Oncology, LLC Hughes
Comapany 30,
November  NameCullinan
              2020       Oncology, LLC
November
Page 2    30, 2020 Page 2
FirstName LastName
2. Please revise the graphic depiction of your hub and spoke business model to indicate your ownership percentage in each of the subsidiaries. Your ownership in each of these subsidiaries should be clarified throughout your registration statement. For example, revise the descriptions of each of your product candidates to clarify your percentage ownership of the subsidiary developing the candidate, revise references to your subsidiaries to use the partially/wholly owned qualifiers and revise your risk factor on page 19 referencing third party investors' rights in your subsidiaries to clarify the percentage of each subsidiary held by third party investors, collaborative partners or licensors.
Our Pipeline, page 3

3. Please revise the product pipeline table on pages 3 and 121 to clearly break out each stage or phase of clinical trials required for each product candidate. For instance, for clinical stage, the chart should reflect each phase of trials that your product candidates are required to complete to advance to the next stage of development. The revised table should inform potential investors of the current stage of development of each product individually and the stages remaining before commercialization of the discussed candidates may be achieved. In this regard we note that the current pipeline table ends at
         Phase 2.

         In addition, remove the terminated programs from the table, as it should focus only on those programs that are presently material to the business.
Risk Factors
Our ability to realize value from our subsidiaries..., page 20

4. We note the following on page 20: "Our equity interest in our subsidiaries may be further reduced in the event such companies require additional capital and it is obtained from third party investors rather than us. As a result, we may not be able to exercise control over the affairs of any subsidiaries." Please expand your disclosure to explain how your majority owned operating subsidiaries could seek and accept capital from third party investors, thereby diluting your ownership and control over such entities, without your consent.
Cullinan MICA, page 105

5. Please revise your discussion to describe the two milestone events that are conditions to closing an additional $16 million investment in Series A Senior Preferred Stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Equity-Based Compensation Expense, page 117

6. Once you have an estimated offering price or range, please explain to us how you
 Owen Hughes
FirstName LastNameOwen
Cullinan Oncology, LLC Hughes
Comapany 30,
November  NameCullinan
              2020       Oncology, LLC
November
Page 3    30, 2020 Page 3
FirstName LastName
         determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
The Cullinan Approach, page 126

7. We refer to your diagram on page 126 and the surrounding narrative, and note the resemblance of your hub-and-spoke model to an investment firm with underlying portfolio companies. Please provide your analysis regarding the applicability of the Investment
         Company Act of 1940 to your business.
License Agreements, page 155

8. Please revise the description of royalties due under the Taiho License Agreement to specify within ten percentage points the royalty rate, rather than providing a range of a
         "low single digit to low double digit" royalty. Additionally, quantify all amounts paid to date, including the license fee paid and shares issued to Taiho.
9. Please revise the description of your agreement with MIT to quantify all amounts paid to date, the number of shares issued under the agreement and disclose the royalty rate within ten percentage points.
10. Please revise the description of the DKFZ/Tubingen license agreement to quantify all amounts paid to date, including upfront and option exercise fees and shares issued to
         DKFZ/Tubingen pursuant to the agreement.
11. To the extent the performance benchmarks provide DKFZ/Tubingen with a right to terminate the agreement, they appear material and require disclosure. Please revise to describe the benchmarks and applicable timeframe. Alternatively, explain the basis for your belief that the consequences of failing to meet a benchmark are not material.
Intellectual Property, page 160

12. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Exhibits

13.      Please file the following as exhibits to the registration statement:
             investor rights and voting agreements with third parties mentioned on page 20;
             Shared Services Agreement discussed on page 201; and Owen Hughes
Cullinan Oncology, LLC
November 30, 2020
Page 4
             Royalty Transfer Agreements discussed on page 201.
         Alternatively, please provide an analysis regarding the applicability of Item 601(b)(10) of
         Regulation S-K to these agreements.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameOwen Hughes                                  Sincerely,
Comapany NameCullinan Oncology, LLC
                                                               Division of
Corporation Finance
November 30, 2020 Page 4                                       Office of Life
Sciences
FirstName LastName